NEWS RELEASE
AMEX / TSX: RLO
“NOVEMBER 21 - 2005”	NR:05-07

REGALITO SECURES SURFACE RIGHTS AND ADDITIONAL WATER RIGHTS FOR REGALITO COPPER PROJECT, CHILE

Vancouver, British Columbia – Regalito Copper Corp is pleased to announce that it has acquired an additional 200 liters per second of water rights for its Regalito copper leach project in Chile adding to the 239.5 liters per second of water rights previously announced.  The acquisition also includes an option to acquire an additional 52 liters per second and associated rights of way.  The water rights will be acquired for regular cash payments over a two year period.

In addition, the company has purchased majority ownership of approximately 36,000 hectares of surface rights that overlie the Regalito deposit, the planned sites for leach pads and processing infrastructure, and access to the property.  The surface rights will be acquired for US$2.7 million payable over a three year period.

David Strang, President, said, “The acquisition of these water rights secures the water requirements for a large scale copper leaching operation at Regalito.  We are also pleased that we now control all of the necessary surface rights over the project.  The acquisition of these rights is a major milestone in the development of a new large copper leach mining operation at Regalito.”

The 46,000 hectare Regalito property contains the largest undeveloped leachable copper deposit globally and contains the second largest reported copper discovery in Chile since 1996.  The Company is currently evaluating the merits of developing a 150,000 tonne per year cathode copper mining and leaching operation, and strategic options available for development, including the potential sale of the project and/or company.

REGALITO COPPER CORP	For further information contact:
David Strang, President
Signed: “David Strang”	dstrang@regalitocopper.com
tel: + 604 687 0407
David Strang, President	fax: + 604 687 7041

CAUTION REGARDING FORWARD LOOKING STATEMENTS:Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of copper, gold and molybdenum, the timing and amount of future production, metallurgical recoveries, costs of production, reserve and resource determination and reserve conversion rates, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks relating to the integration of acquisitions, risk relating to international operations, risks relating to joint-venture operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project and exploration parameters as plans continue to be refined, future prices of copper, gold and molybdenum, as well as those factors discussed in the section entitled “Risk Factors” in the Form 20-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@regalitocopper.com      www.regalitocopper.com     T: 604 687 0407    F: 604 687 7041